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                               June 28, 2022

       William Lam Ching Wan
       Chief Executive Officer
       GREEN VISION BIOTECHNOLOGY CORP.
       Rooms 1804-06, 18/F.
       Wing On House
       71 Des Voeux Road Central
       Hong Kong SAR, China

                                                        Re: GREEN VISION
BIOTECHNOLOGY CORP.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 000-55210

       Dear Mr. Lam Ching Wan:

              We have reviewed your May 31, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 3, 2022 letter.

       Form 10-K for the fiscal year ended December 31, 2021

       Item 1. Business, page 2

   1. We note your proposed changes in response to previous comment 1 and re-issue the comment in part. Please
specifically state at the onset of Part I that you are "not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries."
   2. We refer to the statement in your proposed changes in response to previous comment 7 that "[s]ave and except
disclosed herein (please refer to our response to Question 3 (4)
                                                        (ix) above), we have
never been denied any permissions or approvals for such operation."
 William Lam Ching Wan
FirstName  LastNameWilliam Lam Ching Wan
GREEN VISION     BIOTECHNOLOGY     CORP.
Comapany
June       NameGREEN VISION BIOTECHNOLOGY CORP.
     28, 2022
June 28,
Page 2 2022 Page 2
FirstName LastName
         Your response to Question 3 (4)(ix) does not indicate that you were previously denied any permission or approval for your operations. Please clarify what disclosure you are referring to in this cross reference.
3. We note your proposed response to previous comment 3 with respect to the legal and operational risks associated with being based in or having the
majority of the company   s
         operations in China. Please expand on this discussion to:
             disclose the risks that your corporate structure and being based in or having the
             majority of the company   s operations in China poses to
investors. In particular,
             describe the significant regulatory, liquidity, and enforcement risks. For example,
             specifically discuss risks arising from the legal system in China, including risks and
             uncertainties regarding the enforcement of laws and that rules and regulations in
             China can change quickly with little advance notice; and the risk that the Chinese
             government may intervene or influence your operations at any time, or may exert
             more control over offerings conducted overseas and/or foreign investment in China-
             based issuers, which could result in a material change in your operations and/or the
             value of your securities. Acknowledge any risks that any actions by the Chinese
             government to exert more oversight and control over offerings that are conducted
             overseas and/or foreign investment in China-based issuers could significantly limit or
             completely hinder your ability to offer or continue to offer securities to investors and
             cause the value of your securities to significantly decline or be worthless;
             disclose that the United States Senate has passed the Accelerating
Holding Foreign
             Companies Accountable Act, which, if enacted, would decrease the
number of    non-
             inspection years    from three years to two years, and thus, would
reduce the time
             before your securities may be prohibited from trading or delisted.
Update your
             disclosure to reflect that the Commission adopted rules to implement the HFCAA and
             that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
             Commission of its determination that it is unable to inspect or investigate completely
             accounting firms headquartered in mainland China or Hong Kong; and
             given the Chinese government   s significant oversight and
discretion over the conduct
             of your business, highlight separately the risk that the Chinese government may
             intervene or influence your operations at any time, which could result in a material
             change in your operations and/or the value of your securities.
Also, given recent
             statements by the Chinese government indicating an intent to exert more oversight
             and control over offerings that are conducted overseas and/or foreign investment in
             China-based issuers, acknowledge the risk that any such action could significantly
             limit or completely hinder your ability to offer or continue to offer securities to
             investors and cause the value of your securities to significantly decline or be
             worthless.
4.       Please expand the discussion provided in response to comment 6 to quantify the
         accumulated profits eligible for distribution.
Item 9A. Controls and Procedures, page 15
 William Lam Ching Wan
FirstName  LastNameWilliam Lam Ching Wan
GREEN VISION     BIOTECHNOLOGY     CORP.
Comapany
June       NameGREEN VISION BIOTECHNOLOGY CORP.
     28, 2022
June 28,
Page 3 2022 Page 3
FirstName LastName

5. Please refer to your response to comment eight. Your proposed disclosure revisions continue to state that disclosure controls and procedures were effective. We note that you concluded that disclosure controls and procedures were not effective as of March 31,
         2022, however you do not give a basis for this conclusion in light of the facts which would appear to be evidence to the contrary. In addition, you did not identify the specific
         COSO framework used in the revised disclosure. Please provide revised disclosures to address these points.
Consolidated Financial Statements
Note 1. Organization and Nature of Business, page F-8

6. Refer to your response to comment nine. Please confirm that you will revise your disclosure to clarify that you have not received any consulting fees from Lutu during the periods presented, and also disclose this information in your next 10-Q to be filed.
Note 7. Inventories, page F-19

7. Please refer to your response to comment 10. Please address the following:
             We acknowledge your explanation for the increase in sales price but it does not appear that you addressed the reasons for the decrease in unit cost. Please revise your disclosure to explain why the unit cost decreased in 2021 as it appears that this was the primary reason for the decrease in cost of sales even though you had a significant increase in revenues.
             For your proposed changes to page F-19, you state the provision for inventory was $Nil for December 31, 2021 and 2020. Since there is a balance in the provision of inventory line item in the table, please revise the disclosure to clarify, if true, that there were no additional provisions recorded during the periods presented.
             It is still not clear what the reversal of the provision of inventory relates to. Please be more specific as to the nature of the reversal since you are no longer in production.
             Please clarify which line item in the statement of operations the provision of inventory reversal is recorded and also revise your disclosures in MD&A to clarify which line items include these expenses. Specifically quantify how much of the reversal was recorded against cost of sales versus other income. Please explain how your policy complies with ASC 330-10-35-14, ASC 270-10-45-6 and SAB Topic
             5BB.
             Your revised proposed disclosure states that the change in product mix resulted in higher commission expenses. Please revise your disclosure in MD&A to clarify how this increase in expense impacted results, providing quantification of the amounts involved.

        You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Suzanne Hayes at 202-551-3675 with any other questions.
 William Lam Ching Wan
GREEN VISION BIOTECHNOLOGY CORP.
June 28, 2022
Page 4




                                               Sincerely,
FirstName LastNameWilliam Lam Ching Wan
                                          Division of Corporation Finance
Comapany NameGREEN VISION BIOTECHNOLOGY CORP.
                                          Office of Life Sciences
June 28, 2022 Page 4
cc:       Matthew McMurdo
FirstName LastName